SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2005

SCOTTISH POWER PLC

(Translation of Registrant’s Name Into English)

CORPORATE OFFICE, 1 ATLANTIC QUAY, GLASGOW, G2 8SP

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      X             Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                       No      X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

FORM 6-K: TABLE OF CONTENTS

1. Notification by Scottish Power plc dated November 07, 2005, of Rule 8.1.

                                                                        FORM 8.1

          DEALINGS BY OFFERORS, OFFEREE COMPANIES OR THEIR ASSOCIATES
                   FOR THEMSELVES OR FOR DISCRETIONARY CLIENTS
      (Rules 8.1(a) and (b)(i) of The City Code on Takeovers and Mergers)

Name of purchaser/vendor *                            Judi Johansen

Company dealt in                                      Scottish Power plc

Relevant security dealt in                            Ordinary Shares of 50p

Name of offeree/offeror with which associated         Scottish Power plc

Specify category and nature of associate status #     Director

Date of dealing                                       2 November 2005

DEALINGS +

Amount bought                                   Price per unit (currency must be stated)

315 Ordinary Shares resultant from automatic    $9.9075
purchase under PacifiCorp Compensation
Reduction Plan

Amount sold                                     Price per unit (currency must be stated)

Not applicable                                  Not applicable

Resultant total amount and percentage of the    137,465 ordinary shares
same relevant security owned or controlled
                                                0.0073%

IS A SUPPLEMENTAL FORM 8 (DERIVATIVE)/FORM 8 (OPTION) ATTACHED?           NO

Date of disclosure                              7 November 2005

Contact name                                    Donald McPherson

Telephone number                                01698 396413

*  Specify the owner or controller in addition to the person dealing.  The naming of nominees or vehicle companies is insufficient.  In the case of disclosure of dealings by fund managers on behalf of discretionary clients, the clients need not be named.

# See the definition of "associate" in the Definitions Section of the Code.

+  If disclosing dealings/holdings in derivatives or options, please attach
Supplemental Form 8 (Derivative) or Supplemental Form 8 (Option), as
appropriate.

Disclosure must be made no later than 12 noon on the business day following the date of the transaction

For details of the Code's dealing disclosure requirements, see Rule 8 and its
Notes which can be viewed on the Takeover Panel's website at
www.thetakeoverpanel.org.uk.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

/s/ Scottish Power plc
(Registrant)

Date: November 07, 2005	By:	/s/ Donald McPherson
Donald McPherson
Deputy Company Secretary